

Mail Stop 4561

August 17, 2017

Peter C. Halt
Chief Financial Officer
TiVo Corporation
Two Circle Star Way
San Carlos, CA 94070

  Re: **TiVo Corporation**
     Form 10-K for the Fiscal Year Ended December 31, 2016
     Filed February 15, 2017
     Form 10-Q for the Quarterly Period Ended June 30, 2017
     Filed August 3, 2017
     File No. 001-37870

Dear Mr. Halt:

  We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

General

1. You state on page F-10 that in 2016, Samsung Electronics Co. LTD. accounted for 10% of your total revenues. We are aware of publicly available information indicating that Samsung Electronics Co. LTD. operates in Sudan and/or Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through direct or indirect arrangements. You should describe any products, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Year Ended December 31, 2016 and 2015, page 49

3.   Please quantify the individual impact when two or more factors contribute to material changes in the various line items of your financial statements. For example, in your discussion of total revenues, net, you attribute the increase in revenues to a number of factors, including significant catch-up payments for pre-license periods for licenses executed with Samsung and DISH offset by catch-up payments recognized during the prior fiscal year and the expiration of the Comcast license; however, you do not provide quantification to demonstrate the relative magnitude of each factor. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Consolidated Financial Statements

Note (10) Commitments and Contingencies, page F-38

4.   In your earnings call held November 3, 2016, you indicated that you "associate the $60 million payment to DISH for rights of legacy TiVo did not have." Please clarify what you mean by this statement. Also, explain your basis for accounting for a release of all past products and a covenant not to sue as a reduction to revenue over the license term and not as the settlement of litigation to be expensed in the period incurred. In your response, please address how you considered the allocation guidance of ASC 605-25-25 by analogy, with regards to bifurcating each element of this arrangement (i.e., past usage, future usage, covenant not to sue, etc.) and how you determined the value for each element.

Peter C. Halt
TiVo Corporation
August 17, 2017
Page 3

Form 10-Q for the Quarterly Period Ended June 30, 2017

Condensed Consolidated Statements of Cash Flows, page 5

5.   Please tell us how you considered the guidance in ASC 230-10-45-17(f) when determining the portion of your payment to dissenting shareholders recorded as a settlement loss should be classified in investing cash flows.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Results

Product, page 42

6.   Please revise your future filings to provide a brief discussion of why the Adjusted EBITDA Margin in this segment has significantly declined in the current year. Please refer to Section III.F.1 of SEC Release No. 33-6835.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies and Services

cc: Pamela Sergeeff, General Counsel